300 S.E. 2nd Street Fort Lauderdale, FL 33301 tel (954) 527-7500 fax (954) 847-2288 franklintempleton.com

March 12, 2018

Filed via EDGAR
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Templeton Emerging Markets Income Fund, Templeton Global Income Fund and Templeton Dragon Fund, Inc. (each, a "Fund" and collectively, the "Funds")

Dear Ms. White:
On behalf of the Funds, submitted herewith under the EDGAR system are the Funds' responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided via telephone to Kristin Ives of Stradley Ronon Stevens & Young, LLP, counsel to the Funds on March 6, 2018 with regard to the preliminary proxy statements for the Funds that were filed on Schedule 14A with the Commission on February 28, 2018 (each, a "Proxy Statement" and collectively, the "Proxy Statements").  Each comment from the Staff is summarized below, followed by the Funds' response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statements.
1.            Comment:  For each Fund, please confirm compliance with Item 405 of Regulation S-K, as required by Item 22(b)(11) of Schedule 14A of the Securities Exchange Act of 1934 (the "Exchange Act").
               Response:  The Funds confirm that no Section 16(a) late filings were made during the applicable period.
2.            Comment:  For each Fund, please confirm whether the Fund's Nominating Committee has set any minimum qualifications for Board membership as an Interested Trustee/Director.
               Response:  The Funds confirm that the Nominating Committees have not set any minimum qualifications for Board membership as an Interested Trustee/Director.
3.            Comment:  For each Fund that has a plurality vote standard for trustees, in the "What is the Required Vote on Proposal 1?" section, please disclose, if true, that one vote is sufficient to elect a Trustee, as four Trustees are standing for election to four positions.
               Response:  Templeton Emerging Markets Income Fund and  Templeton Global Income Fund have revised the disclosure in the Proxy Statements to state more clearly that a plurality of shares voted may be less than a majority of the outstanding shares of the Fund voting as follows (additional language is underlined):

Ms. Alison White
U.S. Securities and Exchange Commission
March 12, 2018

What is the Required Vote on Proposal 1?
For Proposal 1, the Trustee nominees will be elected to the Board by the affirmative vote of a plurality of votes cast by the shareholders of the Fund. This means that the Trustee nominees receiving the largest number of votes will be elected to fill the available positions, and a nominee may be elected even if he or she receives the affirmative vote of less than a majority of the outstanding shares of the Fund.  Because there are four nominees standing for election to four seats, a nominee may be elected if he or she receives the affirmative approval of any of the Fund shares voting, even if less than a majority.
Templeton Dragon Fund, Inc. has not added the above disclosure as it does not have a plurality vote standard for Directors.
4.            Comment:  In Proposal 2 in the Templeton Emerging Markets Income Fund's Proxy Statement, page 10 states the following: "If shareholders approve the removal of the fundamental investment policy, the Fund intends to invest a larger portion of its assets in non-U.S. dollar denominated securities. As a result, the Fund would be subject to a greater degree of currency and other risks associated with the investment in foreign currency-denominated securities."  Please briefly discuss these risks.
               Response:  The Fund will add disclosure to the Proxy Statement as follows (additional disclosure is underlined):
If shareholders approve the removal of the fundamental investment policy, the Fund intends to invest a larger portion of its assets in non-U.S. dollar denominated securities. As a result, the Fund would be subject to a greater degree of currency and other risks associated with the investment in foreign currency-denominated securities.  Such risks include currency fluctuations, economic instability and adverse political developments of countries where the Fund invests.  Investments in emerging market countries have additional heightened risks due to these markets' smaller size and lesser liquidity and lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.
5.            Comment:  For each Fund, please make the disclosure regarding how to obtain financial statements included in the "Other Matters" section of the Proxy Statements more prominent per Item 22(a)(3)(iii) of Schedule 14A of the Exchange Act.
Response:  The Funds will revise the "Other Matters" heading to state "Other Financial Information."
Please do not hesitate to contact Kristin Ives at (215) 564-8037, or in her absence Mena Larmour at (215) 564-8014, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/Lori A. Weber Lori A. Weber, Secretary and Vice President